UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BRIDGFORD FOODS CORPORATION
(Name of Company)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

10876310
(CUSIP Number)

Bridgford Industries Incorporated
1707 South Good-Latimer Expressway
Dallas, Texas 75226
(214) 428-1535
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 19, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10876310	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSON BRIDGFORD INDUSTRIES INCORPORATED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,156,396
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,156,396
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,156,396(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.8% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on 9,076,832 issued and outstanding shares of Issuer’s common stock as of January 13, 2017, as reported in the Issuer’s Quarterly report on Form 10-Q filed with the SEC on January 13, 2017.

CUSIP No. 10876310	13D	Page 3 of 5 Pages

Explanatory Note:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed on behalf of the Reporting Person relating to shares of common stock of Bridgford Foods Corporation, a California corporation (the “Issuer”), $1.00 par value per share (the “Common Stock”). Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Person on April 5, 2010.

This Amendment No. 1 reflects a change in the Reporting Person’s percent of Common Stock outstanding due solely to a decrease in shares outstanding of the Issuer.

Between April 2010 and August 2011, the Issuer repurchased approximately 127,000 shares of Common Stock pursuant to a board of directors approved repurchase plan. The Reporting Person’s beneficial ownership in August 2011 consisted of 7,156,396 shares of Common Stock. Based on the number of shares of Common Stock outstanding in August 2011, the Reporting Person had beneficial ownership of 77.7% of the Issuer.

Between August 2011 and August 2015, the Issuer repurchased approximately 118,000 shares of Common Stock pursuant to a board of directors approved repurchase plan. The Reporting Person’s beneficial ownership in August 2015 consisted of 7,156,396 shares of Common Stock. Based on the number of shares of Common Stock outstanding in August 2015, the Reporting Person had beneficial ownership of 78.7% of the Issuer.

The remaining disclosure set forth in this Amendment No. 1 will be based off the Reporting Person’s beneficial ownership as of the date hereof.

CUSIP No. 10876310	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Company

Item 5 is hereby amended and restated in its entirety as follows:

Based upon the Issuers’ most recent report on Form 10-K for the fiscal year ended October 28, 2016, filed with the Securities and Exchange Commission on January 13, 2017, there were 9,076,832 shares of Common Stock issued and outstanding as of January 13, 2017. The percentages of ownership set forth below are based on there being 9,076,832 shares of Common Stock outstanding.

(a) and (b)

As of the date hereof, the beneficial ownership of Common Stock by the Reporting Persons is as follows:

The Reporting Person has sole investment and voting power with respect to 7,156,396 shares of Common Stock. The Reporting Person does not share investment or voting power with respect to any Common Stock. In aggregate, the Reporting Person may be deemed to beneficially own 7,156,396 shares of Common Stock, which reflects 78.8% beneficial ownership of the Issuer.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 10876310	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Date: February 7, 2017

Bridgford Industries Incorporated

/s/ Debra Dealcuaz
Debra Dealcuaz, Treasurer